			FOR	WITHHOLD

Instrument of Proxy for the 2014 Annual General Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of Penn West Petroleum Ltd. (“Penn West”) in connection with the 2014 Annual General Meeting of Shareholders to be held on Wednesday, June 4, 2014 at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of The Metropolitan Conference Centre, 333 Fourth Ave SW, Calgary, Alberta and any adjournments or postponements thereof (the “Meeting”).

The undersigned shareholder(s) of Penn West hereby appoints David E. Roberts, President and Chief Executive Officer of Penn West, of the City of Calgary, in the Province of Alberta or, failing him, Richard L. George, Chairman of the Board of Penn West, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Meeting. The shares represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and where the shareholder has specified a choice with respect to the matters below will be voted as directed below or, if no direction is given, will be voted in favour of the matter.

2. Election of Directors
	01	James E. Allard	☐	☐
	02	George H. Brookman	☐	☐
	03	John Brydson	☐	☐
	04	Gillian H. Denham	☐	☐
	05	Richard L. George	☐	☐
	06	David E. Roberts	☐	☐
	07	James C. Smith	☐	☐
	08	Jay W. Thornton	☐	☐
			FOR	AGAINST

Print the name of the person you are appointing if this person is someone other than the individuals listed above.	3. Advisory Vote on Executive Compensation Advisory vote approving Penn West’s approach to executive compensation.		☐	☐

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

The undersigned hereby revokes any proxies previously given with respect to the Meeting.

	FOR	WITHHOLD	Dated:
1. Appointment of Auditor An ordinary resolution to appoint KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditor of Penn west for the ensuing year.	☐	☐		(MM/DD/YY)	(signature(s) of shareholder(s)) (name(s) of shareholder(s) – please print)

NOTES:

1.    Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote.

2.    If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

3.    This Instrument of Proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of Penn West.

4.    Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such.

5.    This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted to CST Trust Company any time up to 10:00 a.m. (Mountain Daylight Time) on June 2, 2014 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment(s) or postponement(s) of the Meeting (the “Proxy Deadline”).

HOW TO VOTE

INTERNET

•  Go to www.cstvotemyproxy.com

•  Cast your vote online

•  View Meeting documents

You will need your Control Number. If you choose to vote online, please do not return this Instrument of Proxy.

MAIL

•  Complete and return this Instrument of Proxy in the envelope provided or send to:

CST Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States
1-888-489-5760

FAX

Fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

EMAIL

Scan and email to

proxy@canstockta.com.

6.    If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted any time up to the Proxy Deadline.

7.    For further information, see “Voting Information – Solicitation of Proxies” in the Information Circular.

8.    A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) or postponement(s) of that meeting.

Control Number